Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333-09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following document relates to the proposed corporate restructuring of the Companies:

1.	Press Release dated December 5, 2005

RELEASE

Board of Directors of TCP, TCO, TSD, TLE and

CRTPart approve Corporate Restructuring

The announced corporate restructuring will concentrate the shareholders in a single listed company, to be named Vivo Participações, S.A., after the approval of the corporate restructuring in an EGM.

The announced transaction should allow those shareholders to participate in a company with greater liquidity, as well as allow for cost savings through a simplified corporate structure and facilitate further synergies within Vivo.

Lisbon, 5 December 2005—Portugal Telecom (“PT”) announces that the Boards of Directors of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), in meetings held on December 4, 2005, approved the proposal to carry out a Corporate Restructuring. The various steps involved in the Restructuring, described herein, will become effective following approval in the respective Extraordinary Shareholders’ Meetings (EGM) which are scheduled for 8 February 2006.

The Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which will be renamed Vivo Participações S.A.

As a consequence of such restructuring, shareholders of the TCO, TSD, TLE and CRTPart will receive shares of TCP, in accordance with the exchange ratios determined based on the respective valuations undertaken by Goldman Sachs & Companhia (“laudos de avaliação”).

Benefits of restructuring for Shareholders

The Corporate Restructuring, which will result in the concentration of the shareholders in one public company listed on the São Paulo Stock Exchange (Bovespa) and NYSE, should simplify the current organisational structure, reducing costs and creating value for the shareholders. The most relevant benefits include:

➢	Consolidation of Vivo’s position: The shareholder restructuring is a logical and natural step in the consolidation of Vivo as the leading Brazilian mobile operator.

➢	Simplified Organisation: The incorporation of the Companies of the Vivo Group simplifies the current organisational structure, allowing an increase in the operational efficiency, a simplification of internal procedures and further transparency in the management of the company as well as the corporative governance of Vivo.

➢	Further Synergies: The shareholder restructuring should generate important synergies.

➢	Lower Stock Exchange Fees: A single listing for Vivo Participações S.A should reduce current costs linked to the maintenance of the listing of the other four listed companies.

➢	Increasing Shares Liquidity: It is expected that the concentration of the current shareholder bases of the companies into one publicly listed company, Vivo Participações, will provide an increase in the share liquidity in the markets in which it is listed, enhancing the liquidity and visibility on the Bovespa and on the NYSE.

Transaction Highlights

The proposed exchange ratios relating to the Corporate Restructuring are as follows:

➢	3.0830 new shares or ADSs of TCP for every 1 share or ADS of TCO

➢	3.2879 new shares or ADSs of TCP for every 1 share or ADS of TSD

➢	3.8998 new shares or ADSs of TCP for every 1 share or ADS of TLE

➢	7.0294 new shares of TCP for every 1 share of CRTPart

Holders of voting shares (ON shares) will receive new voting shares, and holders of preferred shares (PN shares) or ADSs representing PN shares will receive new PN shares or ADSs, respectively, of TCP.

The Extraordinary General Meeting to approve the transaction is scheduled to be held on 8 February 2006.

After the Extraordinary General Meeting, upon approval of the transaction, the mergers will become effective. The Companies TSD, TLE and CRTPart will be merged into TCP and will cease to exist. TCO will become wholly-owned subsidiary of TCP.

Holders of ON shares and PN shares of TCP and TSD and ON shares of CRTPart, TLE and TCO that dissent from the Corporate Restructuring will have the appraisal rights with respect to shares they are proven to hold on the date of the communication of the “Fato Relevante” relating to the Corporate Restructuring.

The period to exercise the appraisal rights is 30 days from the date of publication of the minutes of the EGMs.

The rights of the shareholders of TCP, TCO, TSD, TLE and CRTPart will remain unchanged in relation to interest on shareholders’ equity and dividends relating to the fiscal year of 2005, if the companies have a profit balance to distribute. In this regard, the Boards of Directors of TCO, TSD and CRTPart approved in the meetings held on 4 December 2005 the payment of interest on shareholders’ equity, and the Boards of TCO and CRTPart also approved the payment of dividends, in each case related to the fiscal year of 2005, assuring to the shareholders the payment of the minimum mandatory dividends contemplated in the bylaws for the fiscal year of 2005.

The new TCP shares (ON and PN) which will be issued in substitution for the TCO, TSD, TLE and CRTPart shares, will have the same rights that the outstanding TCP ON and PN shares have today.

Advisors and appraisers

Goldman Sachs was retained by TCP as the investment bank responsible for providing the economic valuation reports of TCP, TCO, TSD, CRTPart and TLE (“laudos de avaliação”), which were the basis for the Board of Directors of TCP to define the exchange ratios for the proposed mergers.

Merrill Lynch was hired by TCP to advise it on aspects of the transactions, while BES was hired by PT to advise it on certain aspects of the transaction. UBS was hired by TCO, TSD, CRTPart and TLE to act as their financial advisor in connection with the transactions.

Planconsult Planejamento e Consultoria was hired by TCP and was responsible for providing the Vivo Companies’ valuation according to the book values at market prices.

Machado, Meyer, Sendacz, Opice Advogados and Simpson Thacher & Bartlett LLP, were hired by the Vivo companies to provide legal advice on the transaction.

Deloitte Touche Tohmatsu Auditores Independentes, the Vivo Companies’ independent auditors, were retained to audit the financial statements which have been used to determine certain accounting values necessary for the transactions.

Notice in accordance with SEC regulations: This press release is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and CRTPart and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, lower administrative costs and increased liquidity of the Vivo Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

This information is also available on the Investor Relations website of PT at: http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt
Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.